Exhibit 99.1

Rediff.com Reports Results for the  2nd Quarter Ended September 30, 2008

Mumbai, India, November 7, 2008.

“During the quarter in which India witnessed a challenging economic environment we grew our Indian revenues by 5.5% on a year on year basis in Rupee terms, but due to a weakening of the IndianRupee vis a vis the US Dollar, this growth translated to a 2% decline in US Dollar terms. We continue to focus on building and launching relevant platforms and products for our users which we believe will help in maintaining our position as a leading online player,” said Ajit Balakrishnan, Chairman and CEO, Rediff.com India Limited. “We believe that with a registered user base of approximately 72 million, a unique user base which grew a monthly average 8.6% over the previous quarter (compared to a monthly average industry growth of 4.8% - Source: ComScore) and with a cash balance of over $49 million we are in a good position.”

The Company has launched a number of key initiatives, including:

•
Launch of an open platform initiative to enable external developers worldwide to host applications on Rediff’s services.  Our platform is now capable of supporting any application that is compatible with Facebook Markup Language, thereby creating a new opportunity for application developers around the world to leverage Rediff.com’s large community of users.

•
Launch of the Rediff mobile client application ‘MobileRediff’ which allows Indian mobile phone users to directly access popular Rediff.com services, including Rediffmail and news.  This application also enables mobile phone users to send and receive email and SMS in the Hindi language. We believe that the ease of use and functionality of this application will appeal to mobile users and make Rediff.com accessible to millions of consumers across India who do not have access to personal computers.

Further details of Rediff’s results for the second quarter ended September 30, 2008 are appended in tabular form to this press release. A presentation and the script of the earnings result conference call held on November 7, 2008, will also be made available on Rediff’s Investor Information website at investor.rediff.com.

About Rediff.com
Rediff.com (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide. Rediff.com provides a platform for Indians worldwide to connect with one another online. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi and New York, USA.

Safe Harbor
Except for historical information and discussions contained herein, statements included in this release may constitute “forward-looking statements.” These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy, managing risks associated with customer products, the wide spread acceptance of the Internet as well as other risks detailed in the reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward-looking statements, including statements contained in its filings with the U.S. Securities and Exchange Commission and its reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by it or on its behalf.

TABLES TO FOLLOW

STATEMENT OF OPERATIONS

Quarter Ended September 30, 2008

(All figures are in US$ million, unless otherwise indicated below)

	Quarter ended September 30		Percentage
	2008	2007	Change
Revenues
India Online	5.62	5.73	-2%
US Publishing	1.70	2.13	-20%
Total Revenues	7.32	7.86	-7%

Cost of Revenues	-1.76	-1.43	23%

Gross Margin	5.56	6.43	-14%
Gross Margin %	76%	82%

Operating Expenses *	-5.50	-5.39	2%

Operating EBITDA	0.06	1.04	-94%

Depreciation / Amortization	-1.64	-1.46	13%

Interest Income	1.12	1.44	-22%

Other Income	0.04	-

Foreign Exchange Gain/ (Loss)	0.01	-0.12

Net (loss)/income before income taxes	-0.41	0.91

Tax	-0.01	-0.02

Net (loss)/income	-0.42	0.89

Net (loss)/income per ADS (in US cents)	-1.42	3.04

Net (loss)/income per ADS (in US cents) diluted	-1.42	2.96

Weighted average ADS Outstanding (in millions)	29.23	29.20

* Stock based Compensation included in operating expenses.	0.31	0.41

Notes
•	Each ADS represents one half of an equity share.

•
The above numbers are subject to audit and while no significant changes are anticipated, an audit could result in adjustments which would result in the audited numbers varying from the numbers set forth above.

Non-GAAP Measures Note
Operating EBITDA and non-GAAP Operating Expenses are the non-GAAP measures in this press release. These measurements are not recognized under generally accepted accounting principles (“GAAP”).

Operating EBITDA represents income (loss) from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles and should not be considered as an indicator of cash flow from operations. We have included information concerning operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on operating EBITDA. Investors and industry analysts use operating EBITDA to measure the Company’s performance to historic results and our peer group. The reconciliation between operating EBITDA and net income (loss), the GAAP measure, is as follows:

RECONCILIATION FROM OPERATING EBITDA TO NET INCOME

Quarter Ended September 30, 2008

(All figures are in US$ million)

	Quarter ended September 30
	2008	2007

Operating EBITDA (Non GAAP)	0.06	1.04

Depreciation / Amortization	-1.64	-1.46

Interest Income	1.12	1.44

Other Income	0.04	-

Foreign Exchange Gain/ (Loss)	0.01	-0.12

Net (loss)/income before income taxes	-0.41	0.91

Tax	-0.01	-0.02

Net (loss)/income (GAAP)	-0.42	0.89

Non-GAAP operating expenses represent our operating expenses comprised of sales and marketing, product development and general and administrative expenses net of depreciation and amortization. We have used the non-GAAP operating expense to compute our operating EBITDA. A reconciliation of the GAAP operating expense to non-GAAP operating expense is as follows:

RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES

Quarter Ended September 30, 2008

(All figures are in US$ million)

	Quarter Ended September 30
	2008	2007

Operating Expenses (GAAP)	7.14	6.85

Depreciation/Amortization	-1.64	-1.46

Operating Expense (Non-GAAP)	5.50	5.39

For further details contact:
Debabrata Saha
Investor Relations and Corporate Affairs Contact
Rediff.com India Limited
Email: investor@rediff.co.in
Tel.: +91-22-2444-9144 Extn.: 116
Fax.: +91-22-2444-6837